Exhibit 99.2

Mainz Biomed N.V.

Consolidated Statements of Financial Position

(Unaudited)

(Expressed in US Dollars)

		June 30,	December 31,
	Note	2024	2023
ASSETS
Current Assets
Cash		$977,764	$7,070,925
Trade and other receivables, net	4	139,414	93,555
Inventories	5	520,531	613,638
Prepaid expenses and other current assets	6	751,994	1,201,778
Total Current Assets		2,389,703	8,979,896

Property and equipment, net	7	1,625,373	1,702,317
Intangible assets	8	3,206,054	3,394,645
Right-of-use assets	9	1,232,900	1,332,170
Total assets		$8,454,030	$15,409,028

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current Liabilities
Accounts payable and accrued liabilities	10	$2,903,873	$3,184,381
Accounts payable - related party	15	426,637	299,936
Deferred revenue		116,679	138,889
Convertible debts	12	5,842,003	4,903,310
Convertible debt - related party	11	32,140	33,118
Silent partnerships	13	49,036	-
Intellectual property acquisition liability - related party	8	324,003	388,839
Lease liabilities	9	319,573	288,463
Total current liabilities		10,013,944	9,236,936

Silent partnerships	13	713,856	758,812
Silent partnerships - related party	13	267,206	271,354
Lease liabilities	9	1,046,163	1,165,723
Intellectual property acquisition liability - related party	8	551,561	726,977
Total Liabilities		12,592,730	12,159,802

Shareholders’ equity (deficit)
Share capital	14	276,378	235,818
Share premium	14	54,136,785	51,507,526
Reserve	14	22,314,598	21,286,215
Accumulated deficit		(80,351,783)	(69,328,021)
Accumulated other comprehensive loss		(514,678)	(452,312)
Total shareholders’ equity (deficit)		(4,138,700)	3,249,226

Total liabilities and shareholders’ equity (deficit)		$8,454,030	$15,409,028

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Mainz Biomed N.V.

Consolidated Statements of Comprehensive Loss

(Unaudited)

(Expressed in US Dollars)

		Six months ended
		June 30,
	Note	2024	2023

Revenue	3	$520,773	$499,049
Cost of sales		201,735	211,310
Gross margin		319,038	287,739

Operating expenses:
Sales and marketing	19	2,361,105	3,992,975
Research and development	19	3,242,622	5,481,229
General and administrative	19	4,522,639	5,227,181
Total operating expenses		10,126,366	14,701,385

Loss from operations		(9,807,328)	(14,413,646)

Other income (expense)
Other income		105,851	125,968
Change in fair value of convertible debt	12	(528,210)	45,000
Financing expense	12	-	(250,000)
Interest and accretion expense		(659,473)	(88,759)
Other expense		(134,602)	(231,206)
Total other expense, net		(1,216,434)	(398,997)

Loss before income tax		(11,023,762)	(14,812,643)
Income taxes provision		-	-
Net loss		$(11,023,762)	$(14,812,643)

Foreign currency translation loss		(62,366)	(150,596)
Comprehensive loss		$(11,086,128)	$(14,963,239)

Basic and diluted loss per ordinary share		$(0.49)	$(1.00)
Weighted average number of ordinary shares outstanding		22,350,033	14,803,243

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Mainz Biomed N.V.

Consolidated Statement of Changes in Shareholders’ Equity (Deficit)

(Unaudited)

(Expressed in US Dollars)

							Accumulated	Total
		Number of	Share	Share		Accumulated	Other comprehensive	Shareholders’ Equity
	Note	shares	Capital	Premium	Reserve	Deficit	Loss	(Deficit)
Balance, December 31, 2023		21,165,482	$235,818	$51,507,526	$21,286,215	$(69,328,021)	$(452,312)	$3,249,226
Sale of ordinary shares	14	1,055,000	9,679	505,583	-	-	-	515,262
Issuance of ordinary shares for conversion of debt	12, 14	3,366,093	30,881	2,123,676	-			2,154,557
Stock option expense	14	-	-	-	1,028,383	-	-	1,028,383
Net loss		-	-	-	-	(11,023,762)	-	(11,023,762)
Foreign currency translation		-	-	-	-	-	(62,366)	(62,366)
Balance, June 30, 2024		25,586,575	$276,378	$54,136,785	$22,314,598	$(80,351,783)	$(514,678)	$(4,138,700)

							Accumulated
		Number of	Share	Share		Accumulated	Other comprehensive	Total Shareholders’
	Note	shares	Capital	Premium	Reserve	Deficit	Income (loss)	Equity
Balance, December 31, 2022		14,629,457	$164,896	$38,831,542	$18,079,741	$(43,032,294)	$52,182	$14,096,067
Sale of ordinary shares	14	307,365	3,318	1,889,878	-	-	-	1,893,196
Share based expense	14	34,500	375	177,315	-	-	-	177,690
Ordinary shares issued for acquisition of intangible asset	14	300,000	3,270	2,051,730	-	-	-	2,055,000
Ordinary shares issued for commission of issuance of convertible debt	14	54,428	593	249,407	-	-	-	250,000
Ordinary shares issued for cashless exercise of warrant	14	305,771	3,333	12,132	(15,465)	-	-	-
Stock option expense	14	-	-	-	1,668,673	-	-	1,668,673
Net loss		-	-	-	-	(14,812,643)	-	(14,812,643)
Foreign currency translation		-	-	-	-	-	(150,596)	(150,596)
Balance, June 30, 2023		15,631,521	$175,785	$43,212,004	$19,732,949	$(57,844,937)	$(98,414)	$5,177,387

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Mainz Biomed N.V.

Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in US Dollars)

		Six months ended
		June 30,
	Note	2024	2023
Cash Flows From Operating Activities
Net loss		$(11,023,762)	$(14,812,643)
Adjustments to reconcile net loss to net cash used in operating activities:
Share based compensation	14	1,028,383	2,096,363
Depreciation and amortization	7, 8, 9	496,948	458,368
Bad debt expense	4	16,090	53,295
Inventory write down	5	67,080	-
Accretion expense	8, 13	81,361	88,759
Change in fair value of convertible debt	12	528,210	(45,000)
Changes in operating assets and liabilities:
Trade and other receivables, net		(64,949)	58,898
Inventories		8,271	(208,367)
Prepaid expenses and other assets		450,658	372,018
Accounts payable and accrued liabilities		285,161	1,161,515
Deferred revenue		(18,196)	(1,331)
Net cash used in operating activities		(8,144,745)	(10,778,125)

Cash Flows From Investing Activities
Payment for intellectual property acquisition liability	8	(300,000)	(500,000)
Purchase of property and equipment	7	(120,660)	(1,024,555)
Net cash used in investing activities		(420,660)	(1,524,555)

Cash Flows From Financing Activities
Sale of ordinary shares and warrants	14	515,262	1,894,742
Proceeds of convertible debt	12	2,970,000	5,060,000
Repayments from convertible debt	12	(787,633)	-
Payments on loan payable		-	(560,755)
Payments of lease obligations	9	(146,304)	(201,480)
Net cash provided by financing activities		2,551,325	6,192,507

Effect of changes in exchange rates		(79,081)	(120,515)

Net change in cash		(6,093,161)	(6,230,688)
Cash at beginning of period		7,070,925	17,141,775
Cash at end of period		$977,764	$10,911,087

Cash Paid For:
Income tax		$-	$-
Interest expense		$190,000	$104,822

Non-Cash Investing and Financing Activities
Right of use asset additions	9	$100,578	$969,813
Acquisition of intangible asset for debt and stock payable		$-	$3,271,828
Issuance of ordinary shares for conversion of debt	12, 14	$2,154,557	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Mainz Biomed N.V.

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in US dollars)

June 30, 2024

1. NATURE OF OPERATIONS AND GOING CONCERN

Mainz Biomed N.V. (the “Company”) is domiciled in Netherlands. The Company’s registered office is at Robert-Koch Strasse 50, 55129 Mainz, Germany with substantially all of its operations in Germany. The Company was formed to acquire the business of Mainz Biomed Germany GmbH (f/k/a PharmGenomics GmbH (“PharmaGenomics”, “PG”)). In September 2021, the Company completed a Contribution Agreement to effect such acquisition.

We develop and sell in-vitro diagnostic (“IVD”) tests for the early detection of cancer. Our flagship ColoAlert product is being marketed and sold in European markets. We are currently developing our next generation colorectal cancer screening product and intend to launch that product in the future in the United States and in Europe. We additionally operate a clinical diagnostic laboratory and distribute our IVD kits to third-party laboratories in Europe and through our on-line store in Germany.

Throughout these consolidated financial statements, Mainz Biomed N.V. and its directly and indirectly wholly owned subsidiaries, Mainz Biomed USA, Inc, Mainz Biomed GmbH (f/k/a PharmGenomics GmbH) and European Oncology Lab GmbH are referred to, collectively and individually as “Mainz”, “Mainz Biomed”, or the “Company”).

Going Concern

The Company has recurring losses, accumulated deficit totaling $80.4 million and negative cash flows used in operating activities of $8.1 million as of and for the six months ended June 30, 2024. The Company also had $977,764 of cash on hand at June 30, 2024. These factors raise a substantial doubt as to the Company’s ability to continue as a going concern for a period that is one year from the date these financial statements are published. If the Company is unable to obtain funding, the Company could be forced to delay, reduce, or eliminate its research and development, regulatory, and commercial efforts which could adversely affect its future business prospects and its ability to continue as a going concern.

Management plans to fund its cash flow needs through current cash on hand and future debt and/or equity financings which it may obtain through one or more public or private equity offerings, debt financings, government or other third-party funding, strategic alliances, or collaboration agreements. During 2023, the Company raised $16.5 million from a combination of sale of shares and warrants as well as the issuance of convertible debt. During the first six months of 2024, the Company raised $3.5 million of net proceeds from the issuance of a convertible note and through the sales of ordinary shares. The Company believes that it will be able to raise additional funds through a combination of the sale of ordinary shares, the sale and/or exercise of warrants, and use of the Company’s access to capital through its Controlled Equity Offering and its Pre-Paid Advance Agreement (see Note 12). The Company also has the ability to defer certain costs, especially those related to clinical studies, to match financing inflows. Subsequent to June 30, 2024, the Company took action to reduce its operating costs, which included the reduction of personnel by 65%, reduction of external consulting costs, and the sale/closure of its European Oncology Lab business in St. Ingbert, Germany (see Note 20). The Company believes that its currently available cash on hand, including additional financing described above, will be sufficient to meet its planned expenditures and to meet the Company’s obligations for at least the one-year period following its consolidated financial statement date.

These consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications used, that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

2. BASIS OF PRESENTATION

Basis of Presentation and Statement of Compliance

These condensed interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and International Financial Reporting Interpretations Committee (“IFRIC”). These condensed interim financial statements do not include all of the information required of a full set of annual financial statements and are intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that these condensed interim financial statements be read in conjunction with the annual financial statements of the Company for the year ended December 31, 2023 and notes thereto contained in the Company’s annual report filed on Form 20-F.

These condensed interim financial statements have been prepared on a historical cost basis, modified where applicable. In addition, these condensed interim financial statements have been prepared using the accrual basis of accounting except for cash flow information.

The condensed unaudited interim financial statements were authorized for issuance by the Audit Committee of the Board of Directors on October 17, 2024.

New Accounting Standards

Standards, interpretations and amendments to standards and interpretations in the reporting period not yet effective and not yet applied:

●	In April 2024, the International Accounting Standards Board issued IFRS 18, Presentation and Disclosure in the Financial Statements, which sets out the overall requirements for presentation and disclosures in the financial statements. The new standard will replace IAS 1, Presentation of Financial Statements. Although much of the substance of IAS 1, Presentation of Financial Statements, will carry over into the new standard, the new standard incrementally will:

o	With a view to improving comparability amongst entities, require presentation in the statement of operations of a subtotal for operating profit and a subtotal for profit before financing and income taxes (both subtotals as defined in the new standard);

o	Require disclosure and reconciliation, within a single financial statement note, of management-defined performance measures that are used in public communications to share management’s views of various aspects of an entity’s performance and which are derived from the statements of income and other comprehensive income;

o	Enhance the requirements for aggregation and disaggregation of financial statement amounts; and

o	Require limited changes to the statement of cash flows, including elimination of options for the classification of interest and dividend cash flows.

The new standard is effective for annual reporting periods beginning on or after January 1, 2027, with earlier adoption permitted. We are currently assessing the impacts of the new standard; while there will be shifts of where a number of our management-defined performance measures are disclosed and reconciled (primarily a shift from management’s discussion and analysis to the financial statements) and where certain cash flows will be categorized in our statements of cash flows (primarily a shift of interest paid from operating activities to financing activities), we do not expect that the totality of our financial disclosure will be materially affected by the application of the new standard.

●	In May 2024, the International Accounting Standards Board issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). The narrow-scope amendments are to address diversity in accounting practice in respect of the classification of financial assets with environmental, social and corporate governance and similar features; and to clarify the date on which a financial asset or financial liability is derecognized when using electronic payment systems. The new standard is effective for annual reporting periods beginning on or after January 1, 2026, with earlier adoption permitted. We are currently assessing the impacts of the new standard but do not expect to be materially affected by the application of the amendments.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS

Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on a weighted average cost and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Expenditures that extend the life of the asset are capitalized and depreciated. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets. Construction in progress is not depreciated until ready for use. Management evaluates the useful lives and method of depreciation at least annually and accounts for any changes to the useful life or method prospectively. Maintenance and repairs are charged to expense as incurred; cost of major additions and betterments are capitalized.

The estimated useful lives are:

Laboratory equipment	5 – 10 years
Office equipment	3 – 10 years

Impairment of Non-Financial Assets

The Company performs impairment tests on its long-lived assets, including property and equipment when new events or circumstances occur, or when new information becomes available relating to their recoverability. When the recoverable amount of each separately identifiable asset or cash generating unit (“CGU”) is less than its carrying value, the asset or CGU’s assets are written down to their recoverable amount with the impairment loss charged against profit or loss. A reversal of the impairment loss in a subsequent period will be charged against profit or loss if there is a significant reversal of the circumstances that caused the original impairment. The impairment will be reversed up to the amount of depreciated carrying value that would have otherwise occurred if the impairment loss had not occurred.

The CGU’s recoverable amount is evaluated using fair value less costs to sell calculations. In calculating the recoverable amount, the Company utilizes discounted cash flow techniques to determine fair value when it is not possible to determine fair value from active markets or a written offer to purchase. Management calculates the discounted cash flows based upon its best estimate of a number of economic, operating, engineering, environmental, political and social assumptions. Any changes in the assumptions due to changing circumstances may affect the calculation of the recoverable amount. There was no impairment recognized in the consolidated financial statements for the year ended December 31, 2023 or the six months ended June 30, 2024.

Leases

The Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration, the Company has the right to obtain substantially all of the economic benefits from the use of the asset through the specified period, and the Company has the right to direct the use of the specified assets, which involves the right to make the decisions that are most relevant to its use. The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets, which are recognized in profit or loss as the expense is incurred.

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. Lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. Lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease, if the lease term reflects the Company exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs. In calculating the present value of lease payments, the Company uses the rate implicit in the lease, or if not readily determinable, its incremental borrowing rate (“IBR”). After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset. Upon a remeasurement of a lease liability, the Company records a proportionate adjustment to the corresponding right-of-use asset. If the remeasurement results in a reduction of the right-of-use asset to nil, the difference is recorded in the statements of profit or loss in the period of occurrence.

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated amortization and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are amortized on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

Revenue Recognition

The Company’s revenue is primarily derived through providing genetic diagnostic tests to customers. The Company recognizes revenue in accordance with IFRS 15–- “Revenue from Contracts with Customers”.

In accordance with IFRS 15, revenue is recognized upon the satisfaction of performance obligations. Performance obligations are satisfied at the point at which control of the promised goods or services are transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to receive for those goods and services.

The Company sells its genetic diagnostic testing kits to both laboratory partners and directly to patients who are the end users of the product. Upon the delivery of our products to laboratory partners the Company has completed its performance obligations and as such revenue is recorded upon delivery. Sales to patients, or end users, where samples are sent to our diagnostic lab for testing and evaluation, are recognized when they are delivered to the end user, returned to our laboratory, and testing results have been delivered. Revenue from these sales is deferred on our Statement of Financial Position until recognition. Revenue is recognised from the sale of testing kits.

Cost of revenue

Cost of revenue consists of patient test kits and laboratory kits sold to laboratory partners and patients. In the case of test performed in our diagnostic laboratory cost of revenue also includes the labor and overhead related to the performance of those tests.

Research and Development

Expenditure on research activities, undertaken with the prospect of gaining new technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets. Other development expenditures are recognized in profit or loss as incurred.

Research and development costs incurred subsequent to the acquisition of externally acquired intangible assets and on internally generated intangible assets are accounted for as research and development costs.

Financial Instruments

a) Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

b) Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment. The Company’s financial assets measured at amortized cost are comprised of its cash and trade and other receivables, net. The Company’s financial liabilities measured at amortized cost are comprised of its accounts payable and accrued liabilities, loans payable, loans payable – related party, convertible debt, convertible debt – related parties, silent partnerships, silent partnerships – related party and lease liabilities.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statements of loss and comprehensive loss in the period in which they arise.

Debt instruments at FVTOCI

These assets are initially measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses associated with changes in fair value are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss. The Company does not hold any debt instruments at FVTOCI.

Equity instruments at FVTOCI

These assets are initially measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses associated with changes in fair value are recognized in OCI and are never reclassified to profit or loss. The Company does not hold any equity instruments at FVTOCI.

c) Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the statements of loss and comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

d) Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The Company also derecognizes a financial liability when the terms of the liability are modified such that the terms and/or cash flows of the modified instrument are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Gains and losses on derecognition are generally recognized in profit or loss.

Convertible Debt

The Company evaluates at initial recognition of a convertible debt the different components and features of the hybrid instruments and determines whether these elements are equity instruments or embedded derivatives which require bifurcation. In subsequent periods, the liability component is accounted for using (i) the fair value method, or (ii) the effective interest method, based on the expected maturity of the debt. The equity component is not remeasured, while embedded derivatives unless closely related to the host instruments, are recorded at fair value through the Consolidated Statement of Operations unless the convertible debt falls under FVTPL.

Foreign Currency Translation

The functional currency is determined using the currency of the primary economic environment in which that entity operates. The functional currency, as determined by management, of the Company is the Euro (EUR).

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in the statement of comprehensive loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

The Company’s presentation currency is the US dollar. For presentation purposes, all amounts are translated from the Euro functional currency to the US dollar presentation currency for each period using the exchange rate at the end of each reporting period for the statement of financial position. Revenues and expenses are translated on the basis of average exchange rates during the year.

Exchange gains and losses arising from translation to the Company’s presentation currency are recorded as exchange differences on translation to reporting currency, which is included in other comprehensive income (loss).

Income Taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax:

Deferred tax is recognized on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that future taxable income will be available to allow all or part of the temporary differences to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted and are expected to apply by the end of the reporting period. Deferred tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Government Grants

Government grants are recognized when there is reasonable assurance that the grant will be received and that the Company will comply with the conditions attached to them. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

Loans received with better than market terms from government programs are recognized initially at fair value, with the difference between the fair value of the loan based on prevailing market interest rates and the amount received recorded as a gain in the statements of loss and comprehensive loss.

Share-Based Compensation

Our stock option grants may contain time based or market-based vesting provisions. Time based options are expensed on a straight-line basis over the vesting period. Market based options (“MBOs”) are expensed when the related service and market performance conditions are expected to be met, such that the expenses ultimately recognized is based on the number of awards that meet the related service and market performance conditions at the vesting date.

The fair value of the stock options is determined on the grant date and is affected by our stock price and other assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the term of the awards, risk free interest rates, expected dividends, and the expected option exercise term. The Company estimates the fair value of time-based stock options using the Black-Scholes-Merton pricing model. The simplified method is used to estimate the expected term of stock options due to a lack of related historical data regarding exercise, cancellation, and forfeiture. For MBOs, the fair value is estimated using Monte Carlo simulation techniques.

Where an equity-settled award is cancelled, it is treated as if it vested on the date of the cancellation and any expense not yet recognized for the award (being the total expense as calculated at the grant date) is recognized immediately. This includes any awards where vesting conditions within the control of either the Company or the employee are not met. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled award and new awards are treated as if they were a modification of the original awards.

Loss per Share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the loss attributable to common shareholders equals the reported loss attributable to owners of the Company. When calculating the diluted earnings (loss) per share, the Company adds to the average number of ordinary shares outstanding, that was used to calculate the basic earnings per share, the weighted average of the number of shares to be issued assuming that all shares that have a potentially dilutive effect would be converted into shares. Potential ordinary shares are only taken into account in cases where their effect is dilutive (reducing the earnings per share or increasing the loss per share). As the Company has recorded net losses from operations in all periods presented, it has excluded stock options and warrants from the diluted Loss per Share calculation as the exercise of such would be anti-dilutive.

Segment Report

The Company operates in one operating segment, genetic diagnostic testing.

Reclassifications

Certain prior year amounts have been reclassified for consistency with the current year presentation.

Critical Accounting Estimates and Significant Management Judgments

The preparation of financial statements in accordance with IFRS requires the Company to use judgment in applying its accounting policies and make estimates and assumptions about reported amounts at the date of the financial statements and in the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Useful lives of property and equipment

Estimates of the useful lives of property and equipment and intangible assets are based on the period over which the assets are expected to be available for use. The estimated useful lives are reviewed annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence, not electing to exercise renewal options on Leases, and legal or other limits on the use of the relevant assets. In addition, the estimation of the useful lives of the relevant assets may be based on internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the property and equipment and intangible assets would increase the recorded expenses and decrease the non-current assets.

Provision for expected credit losses on trade receivables

The provision for expected credit losses on trade receivables are estimated based on historical information, customer concentrations, customer solvency, current economic and geographical trends, and changes in customer payment terms and practices. The Company will calibrate its provision matrix to adjust the historical credit loss experience with forward-looking information. The assessment of the correlation between historical observed default rates, forecast economic conditions and expected credit losses is a significant estimate. The amount of expected credit losses is sensitive to changes in circumstances and of forecast economic conditions. The Company’s historical credit loss experience and forecast of economic conditions may also not be representative of the customer’s actual default in the future.

Estimating the incremental borrowing rate on leases

The Company cannot readily determine the interest rate implicit in leases where it is the lessee. As such, it uses its incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of comparable value to the right-of-use asset in a similar economic environment. IBR therefore reflects what the Company “would have to pay”, which requires estimation when no observable rates are available or where the applicable rates need to be adjusted to reflect the terms and conditions of the lease. The Company estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates.

Estimating the fair value of share-based payment transactions

The Company utilizes a Black-Scholes model, or where appropriate, a Monte-Carlo Simulation to estimate the fair value of its share-based payments. In applying these models, management must estimate the expected future volatility of the Company’s estimated share price and makes such assumptions based on a proxy of publicly listed entities under an expectation that historical volatility is representative of the expected future volatility. Additionally, estimates have been made by management, in respect of the performance warrants, regarding the length of the vesting period as well as the number of performance warrants that are likely to vest.

Estimating the fair value of financial instruments

When the Company recognizes a financial instrument, where there is no active market for such an instrument, the Company utilizes alternative valuation methods. The Company utilizes inputs from observable markets to the extent that an appropriate market can be identified, but when there is a lack of such a market, the Company applies judgment to determine a fair value. Such judgments require those such as risk and volatility, of which changes in such assumptions may impact the fair value of the financial instrument.

Other significant judgments

The preparation of these financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

●	The assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;

●	The determination of the lease term of contracts with renewal and termination options;

●	Determination of the extent to which it is probable that future taxable income will be available to allow all or part of the temporary differences and net operating losses to be utilized;

●	Whether there are indicators of impairment of the Company’s long-lived assets, including its intangible assets; and

●	Development costs do not meet the conditions for capitalization in accordance with IAS 38 and therefore all research and development costs have been expensed as incurred.

4. TRADE AND OTHER RECEIVABLES

	June 30,	December 31,
	2024	2023
Trade receivables	$172,047	$121,735
Less: allowance for doubtful accounts	(32,633)	(28,180)
Trade receivables, net	$139,414	$93,555

For the six months ended June 30, 2024 and 2023, the Company recorded allowance for doubtful accounts of $5,361 and $(17,065) for trade receivables. For the six months ended June 30, 2024, the Company wrote off of trade receivable of $10,795.

5. INVENTORIES

	June 30,	December 31,
	2024	2023
Raw materials	$373,718	$430,004
Finished goods	178,810	240,467
	552,528	670,471
Less: Reserve	(31,997)	(56,833)
	$520,531	$613,638

For the six months ended June 30, 2024 and 2023, the Company recorded an inventory write down of $67,080 and $0 due to expiration of raw materials.

6. PREPAID AND OTHER CURRENT ASSETS

	June 30,	December 31,
	2024	2023
Prepaid insurance	$220,668	$478,116
Other prepaid expense	204,198	327,538
Security deposit	131,073	135,061
VAT receivable	195,950	260,955
Other assets	105	108
	$751,994	$1,201,778

For the six months ended June 30, 2023, the Company recorded a valuation reserve of $53,295 for VAT receivables.

7. PROPERTY AND EQUIPMENT

Property and equipment and the changes in property, equipment and accumulated depreciation for the six months ended June 30, 2024 are provided as follows:

	Laboratory equipment	Office equipment	Construction in progress	Total
Cost
Balance at December 31, 2023	$1,494,732	$418,680	$59,929	$1,973,341
Additions	50,861	69,799	-	120,660
Disposal/reclasses	(22,751)	(11,399)	(9,346)	(43,496)
Effects of currency translation	(44,276)	(12,644)	(1,725)	(58,645)
Balance at June 30, 2024	$1,478,566	$464,436	$48,858	$1,991,860

Accumulated depreciation
Balance at December 31, 2023	$184,149	$86,875	$-	$271,024
Depreciation	70,743	33,281	-	104,024
Disposal/reclasses	-	-	-	-
Effects of currency translation	(5,837)	(2,724)	-	(8,561)
Balance at June 30, 2024	$249,055	$117,432	$-	$366,487
Net book value at Dec 31, 2023	$1,310,583	$331,805	$59,929	$1,702,317
Net book value at June 30, 2024	$1,229,511	$347,004	$48,858	$1,625,373

For the six months ended June 30, 2024 and 2023, the Company recorded depreciation of $104,024 and $112,933, and loss on disposal of property and equipment including in depreciation and amortization expense of $43,496 and $0, respectively

During 2023, we began the expansion of our clinical laboratory in our headquarters facility. Expenditures related to that lab expansion are included in construction in progress. During the first six months of 2024, the Company did not incur significant costs related to the development of the new lab space as it was awaiting local government approvals on the work done to date.

As of June 30, 2024 and December 31, 2023, management assessed that there were no events or changes in circumstances that would require impairment testing of its fixed assets.

8. INTANGIBLE ASSET

Our flagship product is ColoAlert, a colorectal cancer (“CRC”) screening test. On January 1, 2019, we entered into an exclusive licensing agreement (the “Licensing Agreement”) with ColoAlert AS to license the intellectual property related to the ColoAlert test.

On February 15, 2023, we entered into an Intellectual Property Asset Purchase Agreement (“IPA”), which superseded the Licensing Agreement. Pursuant to the IPA, we acquired the intellectual property underlying the ColoAlert test. Pursuant to the IPA, we were able to reduce the price paid for the intellectual property to (i) $2 million cash, to be paid out over the next four years, (ii) 300,000 ordinary restricted shares and (iii) a revenue share limited to $1 per test sold for a period of 10 years. The Company recognized an intangible asset from this purchase and assigned a 10-year useful life. The intangible assets were valued: (a) for the portion to be settled in stock of the Company at the value on the day of closing, or $6.85 per share, and (b) for the cash portion, at the present value of the future payments using a 10% discount.

During the six months ended June 30, 2024, the Company paid $300,000 to the seller. The Company recorded amortization of $188,591 and interest expense of $50,858 for the six months ended June 30, 2024. As of June 30, 2024 and December 31, 2023, the liability for remaining required payments of $875,564 and $1,115,816 is recorded as intellectual property acquisition liability – related party (current and non-current) on the Statement of Financial Position.

In January 2022, the Company licensed the right to a novel set of mRNA biomarkers, including the exclusive license under a patent pending. Upon completion of the Company’s evaluation of those biomarkers it exercised its right to acquire the rights to those biomarkers including the rights under the patent pending on February 15, 2023. The Company plans to use several of these biomarkers in its next generation product. Pursuant to the technology assignment agreement with SOCPRA Sciences Sante et Humaines S.E.C., operating under the name Transfertech Sherbrooke (“Sherbrooke”), the Company will owe Sherbrooke a royalty payment of 2% of net sales for any product sold that incorporates the biomarkers.

The activity in the Intangible Asset account for the six months ended June 30, 2024 is as follows:

Intangible asset
Net book amount at December 31, 2023	$3,394,645
Additions	-
Disposal	-
Amortization	(188,591)
Net book amount at June 30, 2024	$3,206,054

At June 30, 2024, the Company analyzed the recoverability of its intangible assets and determined that an indicator of impairment did not exist. As of June 30, 2024, the Company determined that there had not been negative events or circumstances relating to the recoverability of the intangible assets.

9. LEASES

Right-of-Use Assets

The Company’s leases certain assets under lease agreements.

	Office	Laboratory
	Equipment	Equipment	Vehicle	Office	Total
Cost
Balance at December 31, 2023	$28,429	$94,062	$169,115	$1,664,637	$1,956,243
Additions	-	37,007	-	63,571	100,578
Effects of currency translation	(839)	(2,958)	(4,994)	(49,468)	(58,259)
Balance at June 30, 2024	$27,590	$128,111	$164,121	$1,678,740	$1,998,562

Accumulated amortization
Balance at December 31, 2023	$17,927	$37,485	$74,724	$493,937	$624,073
Amortization	5,099	9,912	26,061	119,728	160,800
Effects of currency translation	(554)	(1,156)	(2,334)	(15,167)	(19,211)
Balance at June 30, 2024	$22,472	$46,241	$98,451	$598,498	$765,662
Net book value
December 31, 2023	$10,502	$56,577	$94,391	$1,170,700	$1,332,170
June 30, 2024	$5,118	$81,870	$65,670	$1,080,242	$1,232,900

As of June 30, 2024 and December 31, 2023, management assessed that there were no events or changes in circumstances that would require impairment testing of our right of use assets.

The carrying amount of the right-of-use assets is amortized on a straight-line basis over the life of the leases, which at June 30, 2024, had an average expected life of 4.50 years.

Lease Liabilities

The Company’s lease liabilities consist of office and laboratory equipment and office space. The present value of future lease payments were measured using an weighted average incremental borrowing rate of 9.80% per annum as of June 30, 2024.

Total
Balance at December 31, 2023	$1,454,186
Additions	100,578
Interest expenses(*)	67,876
Lease payments (*)	(214,180)
Effects of currency translation	(42,724)
Balance at June 30, 2024	$1,365,736

Lease liabilities	June 30, 2024
Current portion	$319,573
Long-term portion	1,046,163
Total lease liabilities	$1,365,736

(*)	Payment of lease obligation under financing activities is $146,304, excluding interest expense.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30,	December 31,
	2024	2023
Accounts payable	$1,653,002	$2,326,439
Accrued expenses	1,130,423	725,208
Payroll liabilities	120,448	132,734
	$2,903,873	$3,184,381

11. CONVERTIBLE DEBT – RELATED PARTY

During the years ended December 31, 2019 and 2020, the Company entered into loan agreements with related parties totaling EUR417,133 (approximately $467,154) (the “2019 and 2020 Convertible Loans”). The 2019 and 2020 Convertible Loans bear interest at 3.5% and have a maturity date of September 30, 2022. One of the convertible loans has not been converted and is payable on demand (balance of EUR30,000 ($33,118) as of December 31, 2023) and June 30, 2024 ($32,205). While the 2019 and 2020 Convertible Loans are outstanding, the lenders are entitled to 0.5% of the Company’s net income each year should the Company be profitable and provided that the amount paid does not exceed the principal amount of the debt; the lenders do not partake in the Company’s losses. At maturity, the 2019 and 2020 Convertible Loans are convertible into ordinary shares of the Company at EUR1 per share.

The 2019 and 2020 Convertible Loans were determined to be a financial instrument comprising an equity classified conversion feature with a host debt component. On initial recognition, the Company used the residual value method to allocate the principal amount of the 2019 and 2020 Convertible Loans between the two components. The host debt component was valued first, based on similar debt securities without an embedded conversion feature and the residual was allocated to the equity-classified conversion feature. The Company recognized debt discounts totaling EUR13,064 on issuance of the 2019 and 2020 Convertible Loans.

A continuity of the Company’s Convertible Debt – Related Party is as follows:

2019 and 2020 Convertible Loans
Balance, December 31, 2023	$33,118
Effects of currency translation	(978)
Balance, June 30, 2024	$32,140

12. CONVERTIBLE DEBT

The Company’s Convertible Debt includes a Convertible Loan entered into in November 2017 and a series of Convertible Promissory Notes entered into during 2023 and 2024. Both the Loan and Notes are further detailed as follows:

Convertible Loan

In November 2017, the Company entered into loan agreements with two former shareholders of the Company for loans totaling EUR80,278 (approximately $92,007) (the “2017 Convertible Loans”). As of June 30, 2024, one of the 2017 Convertible Loans is outstanding and is payable on demand, with a balance of EUR40,139 ($43,003). The remaining loan is convertible at the option of the lender to shares totaling 4.25% of the Company’s common shares outstanding at the time of conversion. The loan is non-interest bearing, are unsecured and are due on demand.

A continuity of the Company’s Convertible loan is as follows:

2017 Convertible Loans
Balance, December 31, 2023	$44,310
Effects of currency translation	(1,307)
Balance, June 30, 2024	$43,003

Convertible Promissory Notes

On June 28, 2023, we entered into a Pre-Paid Advance Agreement (the “PPA”) with YA II PN, Ltd. (“Holder”). Pursuant to the PPA, we may request that the Holder purchase from us up to $50,000,000 (the “Commitment Amount”) of promissory notes (each, a “Promissory Note”). The Holder will purchase each Promissory Note at 92% of the principal amount of that Promissory Note. On June 28, 2023, we sold the Holder a Promissory Note (the “Initial Promissory Note”) in the principal amount of $5,500,000 and received $5,060,000, net of discount. The Holder is not obligated to purchase any additional Promissory Notes from us under the PPA. On September 26, 2023, the Company issued a second Promissory Note of $5,500,000 and received $5,060,000, net of discount (the “Second Promissory Note”).

On April 18, 2024, we sold the Holder a Promissory Note (the “Third Promissory Note”) in the principal amount of $3,300,000 and received $2,970,000, net of discount and paid legal fee of $25,000.

Each Promissory Note matures one year from the date of its issuance. The Promissory Notes do not carry any interest, except if there is an event of default in which case the interest is 15% per annum. We may prepay a Promissory Note with at an 8% premium with advance written notice ranging between five business days and thirty calendar days prior to such prepayment, depending on the market price of our ordinary shares at the time of the notice.

The Promissory Notes are convertible at the Holder’s discretion into our ordinary shares at a conversion price (the “Conversion Price”) equal to the lower of (a) (I) $4.9986 in respect of the Initial Promissory Note, (II) $3.5424 in respect of the Second Promissory Note, and (III) with respect to each subsequent Promissory Note, if any, 110% of the volume weighted average price (“VWAP”) of our ordinary shares on the trading day immediately preceding the issuance of such Promissory Note (the “Fixed Price”) or (b) 92% of the average of the two lowest daily VWAPs of the shares during the eight trading days immediately prior to such conversion. In no event, however, shall the conversion price be less than a floor price of $2.00, as may be adjusted for stock splits and other similar transactions (the “Floor Price”).

Under the Promissory Notes, a “Trigger Event” occurs if the trading price of an ordinary share is lower than the applicable Floor Price for any five of seven consecutive trading days. Within five trading days of a Trigger Event, we must make a monthly cash payment to the Holder in connection with the Promissory Notes (the “Monthly Payment”) equal to the lesser of (i) $550,000, plus an 8% redemption premium on any principal being repaid plus any accrued and unpaid interest and (ii) all principal outstanding under all outstanding Promissory Notes, plus an 8% redemption premium on any principal being repaid plus any accrued and unpaid interest. Thereafter, we must pay the Holder a Monthly Payment every 30 calendar days after the due date of the initial Monthly Payment; provided that our monthly obligation hereunder will end with respect to a particular Trigger Event if (i) the daily VWAP of the ordinary shares for seven consecutive trading days immediately prior to the due date of the next Monthly Payment is 10% or greater than the Floor Price or (ii) we reduce the Floor Price for all outstanding Promissory Notes by 50%, unless a new Trigger Event occurs.

In connection with the execution of the PPA, we agreed to pay a commitment fee of $250,000. Such commitment fee was paid on the date of the PPA (June 28, 2023) in the form of 54,428 ordinary shares, which was derived using a per ordinary share price equal to the average of the daily VWAPs of the Ordinary Shares during the three trading days prior to the PPA.

The Company elected to account for the Promissory Notes at fair value through FVTPL. Management believes that the fair value option appropriately reflects the underlying economics of the Promissory Notes. Under the fair value election in IFRS 9, changes in fair value of the Promissory Notes, will be reported in the Consolidated Statements of Operations, under change in fair value of debt instrument, in each reporting period subsequent to the issuance of the Promissory Note. The Initial Promissory Note had a face value of $5,500,000 and had an original issue discount of $440,000. The Company recorded the Initial Promissory Note at its fair value of $5,060,000, which was also the cash received, the Second Promissory Note at its fair value of $5,008,000 and the Third Promissory Note at its fair value of $2,822,000.

In November 2023, there was both a Trigger Event and default under the PPA and Promissory Notes. As a result, beginning in November 2023 the Company is incurring default interest of 15% per annum and is required to amortize the Notes with monthly cash payments. During November and December 2023, the Company paid $1,100,000 in principal under the notes and associated 8% premium and 15% default interest. During the period from January 1, 2024 to March 26, 2024, we continued to make payments as scheduled in a combination of cash and ordinary shares. Beginning in April subject to a mutual agreement between the holder of the Notes and the Company, we began issuing share notices under the PPA. As a result, we issued 4,421,093 ordinary shares during the six months ended June 30, 2024, which resulted in principal reductions of $2.6 million, interest of interest of $0.6 million and net proceeds to the Company of $0.5 million. Pursuant to the mutual agreement of the holder of the Notes and the Company is continuing to repay the outstanding Notes through share issuances, past the original date of maturity, without penalty.

During the six months ended June 30, 2024, the Company repaid principal amounts of the Second Promissory Note of $787,633 and accrued interest of $70,782.

During the six months ended June 30, 2024, principal amounts of the Second Promissory Note of $1,770,577 and accrued interest of $383,980 were converted into 3,366,093 ordinary shares, at conversion prices ranging from $0.18 to $0.95.

For the six months ended June 30, 2024 and 2023, the Company recorded a change in fair value of $528,210 and $45,000, resulting in a balance of $5,799,000 and $4,859,000 as of June 30, 2024 and December 31, 2023, respectively.

Changes in the balance of the convertible notes are as follows:

		Carrying
		Amount at
	Face Value	Fair value
Balance at December 31, 2023	$6,400,000	$4,859,000
Issuance of convertible promissory notes	3,300,000	2,970,000
Repayments of convertible promissory notes	(787,633)	(787,633)
Conversion of notes with ordinary shares	(1,770,577)	(1,770,577)
Change in fair value of convertible promissory notes	-	528,210
Balance at June 30, 2024	$7,141,790	$5,799,000

We classified this fair value as a Level 3 fair value measurement and used a fair value pricing model to calculate the fair value for the six months ended June 30, 2024. Key inputs for the fair value model are summarized below.

A summary of the Company’s significant inputs into the fair value of the Promissory Notes is as follows:

June 30,
2024
Stock price	$0.40 - 0.90
Expected life in years	0.50 - 0.92
Risk free rate	5.25% - 5.56%
Expected volatility	105% - 130%

13. SILENT PARTNERSHIPS

Certain of the Silent Partnership agreements are with a German based bank, which also owns ordinary shares of the Company. Those debts are classified as “related party” in the statement of financial position (See Note 15). A continuity of the Company’s silent partnerships is as follows:

	3% SPAs	3.5% SPAs	8.5% SPAs	Total
Balance, December 31, 2023	$596,257	$48,695	$385,214	$1,030,166
Accretion	22,367	1,788	6,347	30,502
Effects of currency translation	(17,716)	(1,447)	(11,407)	(30,570)
Balance, June 30, 2024	$600,908	$49,036	$380,154	$1,030,098

14. EQUITY

Ordinary shares

As of December 31, 2023, the Company had 45 million ordinary shares authorized. On May 31, 2024 the shareholders of the Company approved an increase of authorized ordinary share of up to 90 million, with an approved increase to 225 million ordinary shares at anytime ordinary shares outstanding is to exceed 90 million. Holders of ordinary shares are entitled to dividends as declared from time to time and are entitled to one vote per share at general meetings of the Company. The par value of share capital is EUR0.01 per share.

During the six months ended June 30, 2024, the Company issued ordinary shares as follows:

●	1,055,000 ordinary shares issued for $515,262; and

●	3,366,093 ordinary shares issued for conversion of debt of $2,154,557.

During the six months ended June 30, 2023

Controlled Equity Offering

In December 2022, the Company entered into a Controlled Equity Offering, known as an “ATM” facility. Pursuant to the ATM, the Company at its discretion and subject to an effective registration statement with the U.S. Securities and Exchange Commission, may sell through its agent ordinary shares at market prices, for a fee of 3%. During the year ended December 31, 2023 the Company issued 307,365 ordinary shares pursuant to the ATM for net proceeds of $1,893,196, at an average price of $6.16 per share. No shares were issued in the six months ended June 30, 2024 under the ATM.

In addition, the Company issued ordinary shares as follows:

●	34,500 ordinary shares issued for services rendered which were valued at $177,690

●	305,771 ordinary shares issued for cashless exercise of warrants

●	54,428 ordinary shares issued for a commitment fee on a convertible promissory note valued at $250,000

●	300,000 ordinary shares issued for acquisition of intangible assets valued at $2,055,000

Warrants

During the year ended December 31, 2021, in conjunction with private sales of units, which included ordinary shares and warrants, the Company issued 3,755,000 warrants and issued 161,000 underwriter warrants with its IPO, cumulatively valued at $754,286, which was recorded to Reserve in the Consolidated Statement of Financial Position. The warrants were valued using the Black-Scholes pricing model. The Black-Scholes model requires six basic data inputs, which were as follows: the exercise or strike price ($3.00), time to expiration (2 to 5 years), the risk-free interest rate (0.16% to 1.08%), the current stock price at time of issuance ($0.283 to $1.602), the estimated volatility of the stock price in the future (75% to 95%), and the dividend rate (0%). Changes to these inputs could produce a significantly higher or lower fair value measurement. Unexercised warrants were to expire in November 2023. On September 8, 2023 the Board of Directors approved an amendment to the outstanding warrant agreements, which all remaining warrant holders accepted. The amendment extended the remaining life of the warrants to November 9, 2024 and removed the option for cashless exercise. No other terms were changed.

On November 13, 2023, the Company issued 4,166,667 warrants, as a part of the Unit offering, valued using the residual method and an assigned value of $0. The Warrants were exercisable immediately on the date of issuance until the fifth anniversary of the issuance date at a price of $1.20 per share.

A summary of activity during the six months ended June 30, 2024 is as follows:

	Warrant	Weighted-Average	Weighted-Average
	Outstanding	Exercise Price	Life (years)
Balance as of December 31, 2023	6,597,500	$1.86	3.39
Grants	-	-	-
Exercised	-	-	-
Expired	-	-	-
Balance as of June 30, 2024	6,597,500	$1.86	2.90

As of June 30, 2024, all outstanding warrants are exercisable and the intrinsic value of the warrants is $0.

Stock options

In 2021, our shareholders adopted our 2021 Omnibus Incentive Plan (the “2021 Plan”). Under the 2021 Plan, we are authorized to issue equity incentives in the form of incentive stock options, non-statutory stock options, restricted shares, restricted share units, share appreciation rights, performance units or performance shares under separate award agreements. Under the 2021 Plan, the aggregate number of shares underlying awards that we could issue cannot exceed 2,300,000 ordinary shares.

In 2022, our shareholders adopted our 2022 Omnibus Incentive Plan (the (“2022 Plan”). Under the 2022 Plan, we are authorized to issue equity incentives in the form of incentive stock options, non-statutory stock options, restricted shares, restricted share units, share appreciation rights, performance units or performance shares under separate award agreements. Under the 2022 Plan, the aggregate number of shares underlying awards that we could issue cannot exceed 500,000 ordinary shares. In 2023, we amended the 2022 Plan to increase the aggregate number of shares underlying awards that we could issue to 875,000 ordinary shares.

During the six months ended June 30, 2023, the Company granted 312,500 stock options valued at $1,072,612. Stock options with time-based vesting were valued using the Black-Scholes pricing model.

During the six months ended June 30, 2024 and 2023, the Company recorded share-based compensation of $1,028,383 and $1,668,673. Forfeitures are estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

For the six months ended June 30, 2023, the estimated fair values of the stock options are as follows:

June 30,
2023
Exercise price	$4.78 - 7.02
Expected term	5.25 - 7.00 years
Expected average volatility	70% - 76%
Expected dividend yield	-
Risk-free interest rate	3.48% - 4.27%

A summary of activity during the six months ended June 30, 2024 follows:

	Stock options	Weighted-Average	Weighted-Average
	Outstanding	Exercise Price	Life (years)
Balance as of December 31, 2023	2,727,150	$6.89	8.44
Grants	-	-	-
Exercised	-	-	-
Forfeited/Cancelled	-	-	-
Expiry	-	-	-
Balance as of June 30, 2024	2,727,150	$6.89	7.89

Exercisable as of June 30, 2024	1,958,775	$6.48	7.57
Expect to vest	768,375	$7.76	2.22

A summary of activity during the six months ended June 30, 2023 follows:

	Stock options	Weighted-Average	Weighted-Average
	Outstanding	Exercise Price	Life (years)
Balance as of December 31, 2022	2,394,150	$7.18	9.11
Grants	312,500	5.06	10.00
Exercised	-	-	-
Forfeited	(27,592)	6.88	-
Expired	-	-	-
Balance as of June 30, 2023	2,679,058	$6.97	8.80

Exercisable as of June 30, 2023	1,567,950	$5.95	8.40

As of June 30, 2024, the intrinsic value of the stock options is $0.

15. RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board, its Chief Executive Officer, Chief Financial Officer, Chief Commercial Officer, Chief Business Officer and Chief Scientific Officer. The remuneration of directors and key management personnel during the six months ended June 30, 2024 and 2023 was as follows:

	Six months ended
	June 30,
	2024	2023
Salaries and benefits	$552,926	$921,492

As of June 30, 2024 and December 31, 2023, the Company recorded accounts payable – related party of $37,088 and $32,702, and accrued management salaries of $358,398 and $267,234, respectively.

Remuneration paid to related parties other than key personnel during the six months ended June 30, 2024 and 2023 was as follows:

	Six months ended
	June 30,
	2024	2023
Salaries and benefits	$21,292	$14,956

During the six months ended June 30, 2024 and 2023, we recorded expenses of $186,601 and $52,264, respectively, for the cost of royalties and other associated costs owed to ColoAlert AS (and its successor, Uni Targeting Research AS, collectively “ColoAlert AS”), the company from which we exclusively licensed the ColoAlert product. A non-executive director of the Company is also an owner of ColoAlert AS. During the six months ended June 30, 2024 and 2023, we paid ColoAlert AS $155,450 and $173,844, respectively. As of June 30, 2024 and December 31, 2023, we had liabilities recorded for unpaid costs to ColoAlert AS of $31,151 and $0, respectively, recorded as Accounts payable – related party.

Silent partnerships

As at June 30, 2024, EUR 200,000 (approximately $214,264) with a carrying value of $267,206 of the 8.5% SPAs were owing to major shareholders of the Company. EUR 200,000 of the loan is due on December 31, 2025.

As at December 31, 2023, EUR 200,000 (approximately $220,784) with a carrying value of $271,354 of the 8.5% SPAs were owing to major shareholders of the Company. EUR 200,000 of the loan is due on December 31, 2025.

During the six months ended June 30, 2024 and 2023, the Company incurred interest expense of $9,716 and $16,664 on balances owing to related parties, respectively.

During the six months ended June 30, 2024 and 2023, the Company incurred accretion expense of $3,884 and $6,807 on balances owing to related parties, respectively.

16. GOVERNMENT GRANTS

The Company receives government grants related to its research and development activities. The amount of government grants received during the six months ended June 30, 2024 and 2023 and recognized in Other Income were as follows:

	Six months ended
	June 30,
Research and Development Projects	2024	2023
Multi-marker test for the early detection of pancreatic cancer	$46,087	$28,117

As of June 30, 2024 and December 31, 2023, the grants for rapid detection of antibody-based pathogens and a multi-marker test for the early detection of pancreatic cancer had remaining grant balances of approximately $46,010 and $6,604, respectively.

17. FINANCIAL INSTRUMENT RISK MANAGEMENT

Basis of Fair Value

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

●	Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities;

●	Level 2 — Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

●	Level 3 — Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash, trade and other receivables, accounts payable and accrued liabilities, lease liabilities, convertible debentures, and loans payable. With the exception of convertible debentures and loans payable, the carrying value of the Company’s financial instruments approximate their fair values due to their short-term maturities. The fair value of convertible debentures and notes payable approximate their carrying value, excluding discounts, due to minimal changes in interest rates and the Company’s credit risk since issuance of the instruments.

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures.

Credit Risk

The Company’s principal financial assets are cash and trade receivables. The Company’s credit risk is primarily concentrated in its cash which is held with institutions with a high credit worthiness. Management believes that the Company is not exposed to any significant credit risk with respect to its cash.

The Company mitigates its credit risk on receivables by actively managing and monitoring its receivables. The Company has been determined that no credit loss provision is required, as all amounts outstanding are considered collectible. During the six months ended June 30, 2024, the Company incurred $16,090 (related to Trade receivable and VAT receivable) in bad debt expense (2023 - $53,295). The Company mitigates credit risk by evaluating the creditworthiness of customers prior to conducting business with them and monitoring its exposure for credit losses with existing customers.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. As at June 30, 2024 and December 31, 2023, the Company had an unrestricted cash balance of $977,764 and $7,070,925, and convertible promissory notes of $5,799,000 and $4,859,000, respectively. The Company is selling shares pursuant to its PPA, and the proceeds are being using to make principal and interest payments to the lender.

Historically, the Company’s primary source of funding has been the sale of ordinary shares and borrowings. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

The following is an analysis of the contractual maturities of the Company’s financial liabilities as at June 30, 2024 and December 31, 2023:

At June 30, 2024:

	Within	More than	More than
	one year	one year	five years
Accounts payable and accrued liabilities	$2,903,873	$-	$-
Accounts payable - related party	426,637	-	-
Deferred revenue	116,679	-	-
Convertible promissory note to be settled with ordinary shares	5,799,000	-	-
Convertible loans	75,143	-	-
Loans payable	-	-	-
Silent partnerships	49,036	981,062	-
Lease liabilities	319,573	688,672	357,491
Intellectual property acquisition liability - related party	324,003	551,561	-
	$10,013,944	$2,221,295	$357,491

At December 31, 2023:

	Within	More than	More than
	one year	one year	five years
Accounts payable and accrued liabilities	$3,184,381	$-	$-
Accounts payable and accrued expenses– related party	299,936	-	-
Deferred revenue	138,889	-	-
Convertible promissory note	4,859,000	-	-
Convertible loans	77,428	-	-
Silent partnerships	-	1,030,166	-
Lease liabilities	288,463	812,910	352,813
Intellectual property acquisition liability - related party	388,839	726,977	-
	$9,236,936	$2,570,053	$352,813

Foreign Exchange Risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. As the Company operates in Germany it holds a portion of its cash balances in Euro to approximate between three to twelve months estimated operating needs. The remainder of the Company’s cash is held in U.S. Dollars, the Company’s reporting currency, which is also the currency of the Company’s largest cash outlays over the next twenty-four months.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to interest rate risk as its financial liabilities carry interest at fixed rates.

Capital Management

The Company aims to manage its capital resources to ensure financial strength and to maximize its financial flexibility by maintaining strong liquidity and by utilizing alternative sources of capital including equity, debt and bank loans or lines of credit to fund continued growth. The Company sets the amount of capital in proportion to risk and based on the availability of funding sources. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. As an early-stage growth company, the sale of ordinary shares has been the primary source of capital to date. Additional debt and/or equity financing may be pursued in future as deemed appropriate to balance debt and equity. To maintain or adjust the capital structure, the Company may issue new shares, take on additional debt or sell assets to reduce debt.

18. CONCENTRATIONS

Major customers are defined as customers that each individually account for greater than 10% of the Company’s annual revenues. For the six months ended June 30, 2024 and 2023, the Company had revenue from one customer that accounted for approximately 43% and 18% of revenue, respectively.

19. OPERATING EXPENSES

For the six months ended June 30, 2024 and 2023, operating expenses consisted of the following:

	Six months ended
	June 30,
Sales and marketing	2024	2023
Salaries and Benefits	$745,716	$615,147
Professional and consulting fees	655,810	1,143,077
Office expenses	25,360	-
Travel and entertainment	46,832	57,943
Depreciation and amortization	2,336	-
Marketing and advertising	885,051	2,176,808
	$2,361,105	$3,992,975

	Six months ended
	June 30,
Research and development	2024	2023
Salaries and benefits	$2,055,067	$2,028,880
Professional fees	299,044	665,894
Clinical studies	322,000	2,162,000
Office expenses	87,885	193,936
Travel and entertainment	59,123	100,383
Depreciation and amortization	284,591	210,875
Materials for clinical studies	134,912	119,261
	$3,242,622	$5,481,229

	Six months ended
	June 30,
General and administrative	2024	2023
Salaries and benefits	$1,524,397	$1,271,181
Employee stock option expense	1,028,383	1,668,673
Professional and consulting fees	1,038,126	1,146,792
Office expenses	411,367	345,752
Insurance	261,473	478,149
Travel and entertainment	48,872	69,924
Depreciation and amortization	210,021	246,710
	$4,522,639	$5,227,181

20. SUBSEQUENT EVENTS

The Company has performed its review of subsequent events through October 17, 2024. Subsequent to June 30, 2024:

The Company issued 31,353,911 ordinary shares pursuant to its PPA. As a result, the Company received proceeds of $3,787,312 and recorded a reduction of principal on its convertible notes of $5,284,550.

During July 2024 and October 2024, the Company restructured its operations to focus on its ColoAlert business in Europe, the development of its next generation product, and planning for the Early Detect 2 clinical study in the U.S. in 2025. In line with that focus, the Company implemented cost reduction efforts which included the reduction of its operating costs, including the reduction of personnel by 65%, reduction of external consulting costs, and the sale/closure of its European Oncology Lab (“EOL”) business in St. Ingbert, Germany. The sale of the EOL business included a payment to the Company of €35,000. Additionally, the Company amended the employment contracts of its CEO and CFO, reducing the salaries of those officers to 60% and 50% of their original salaries, respectively, effective November 1, 2024.

The Company issued 1,200,000 ordinary shares to a consultant related to an annual agreement.

On October 8, 2024, we issued a fourth promissory note under our PPA in the original principal amount of $1,500,000 with a 10% original issue discount. This note matures one year from the date of its issuance. The note carries any interest at a rate of 7% per annum, except if there is an event of default in which case the interest will increase to 15% per annum. We may prepay the note with at a 5% premium with advance written notice ranging between five business days and thirty calendar days prior to such prepayment, depending on the market price of our ordinary shares. The note is convertible at holder’s discretion into our ordinary shares at a fixed conversion price equal to the lower of either $0.25 per Ordinary Share or 92% of the average of the two lowest daily volume weighted average prices during the eight (8) consecutive trading days immediately preceding a conversion.